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Exhibit 99.1

Report of Hohn Engineering, PLLC

March 8, 2011

Mr. James R. Reger
CEO, Director
Voyager Oil & Gas, Inc.
2812 1st Ave N, Ste 506
Billings, MT 59101

  Re:
  Evaluation of oil and gas working interests owned by Voyager Oil & Gas Inc. (Voyager) located in various counties in CO, MT, and ND as of December 31, 2010.

        As you requested, I have evaluated the above referenced properties, which account for

        100% of Voyager's reserves. All reserves and income estimates were based on and conform to the definitions and disclosures guidelines of the Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC Regulations). The following summarizes my findings:

Voyager Oil & Gas, Inc.
Effective Date December 31, 2010

	Proved Developed Producing Reserves	Proved Undeveloped Non-Producing Reserves	Total Proved Reserves
Net Oil Reserves, STB	94,783	246,776	341,559
Net Gas Reserves, MCF	35,573	148,067	183,641
Future Net Revenue, $	$6,717,262	$17,713,618	$24,430,880
Investment, $	$0	$8,643,951	$8,643,951
Future Net Cash Flow	$4,844,622	$4,758,997	$9,603,619
Future Net Cash Flow 10% Discount, $	$3,618,207	$1,157,199	$4,775,406

        Reserves were estimated by production decline curve projection where sufficient production history was available. The estimates of reserves, future production, and income derived from future production in this report were prepared using the petroleum economics software package Powertools™, a commercially available software package from IHS Energy®. Hohn Engineering has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding. The rounding differences are not material.

        Approximately 28% of Voyager's 2010 proved reserves are categorized as proved developed producing. Approximately 72% are classified as proved undeveloped. As a non-operator, Voyager accounts for a limited number of proved undeveloped locations.

        Wells in the proved producing reserve class were all producing at the effective date. Proved undeveloped reserves require significant investment to be realized and carry some geologic and reserve risk since the productive characteristics have not been observed. These reserves were based on analogy to similar known completions in the area. I did not physically inspect the properties to determine the physical condition of the leases or status of environmental compliance on the leases.

        Estimated ultimate recoveries for wells completed in resource plays such as the Bakken or Niobrara formations that have limited (<12 months) production history are based on correlations derived from statistical analysis of similar completions in the area of study. Estimated ultimate recoveries for individual undeveloped wells to be completed in the Bakken or Niobrara formations can carry a high degree of uncertainty; however, wells completed in resource plays such as the Bakken behave in a statistically predictable manner when aggregated. As such, individual well performance may vary significantly versus predicted performance, but the aggregate recovery of all wells considered should be reasonably close to the predicted aggregate recovery. Proved developed and undeveloped

Bakken and Niobrara completions were forecast according to the deterministic methodology described in Guidelines for the Evaluation of Resource Plays (SPEE Monograph 3, 2009):

  "..differences in performance are a function of reservoir geology...and completion efficiency...At this time, both are sufficiently complex as to be unpredictable from one location to another location. Consequently, predicting the performance of any particular well prior to completion is virtually impossible. Fortunately however, resource play reservoirs can be described using a statistical description and importantly, this statistical description changes little over time provided interference between wells is minimal."

        Ownership interests were supplied by Voyager and accepted as presented. However, in the case of many proved undeveloped properties, significant effort was made by the author to identify planned development on acreage held by Voyager. It should be noted that such research is outside the scope of a typical reserves evaluation but every effort was made to determine when and by whom development was planned. Ownership interests and accuracy of all identified development plans were verified by Voyager. Historical operating costs were supplied by Voyager and were considered reasonable. However, due to the short production history of the evaluated properties, operating costs for similar properties with longer production histories were used to estimate average monthly operating costs. Operating expenses were held constant for the life of the properties.

        Voyager furnished us with the above mentioned average prices in effect on December 31, 2010. These initial SEC hydrocarbon prices were determined using the un-weighted 12- month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

        The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were furnished to us by Voyager. In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report." Average benchmark prices as defined were $79.40, and average realized prices as defined were $69.35.

Geographic	Product	Price Reference	Average Benchmark	Average
United States	Crude Oil	WTI Cushing	$79.40	$69.35
United States	Natural Gas	Henry Hub	$4.40	$4.05

        Applicable production, severance and ad-valorem taxes were deducted. No federal or state income tax, salvage value or costs associated with abandonment were considered. In general, equipment salvage should cover abandonment and restoration costs. No major expenditures are anticipated for the properties, and none were included in the forecasts.

        All data used in preparing this report were provided by Voyager or from public data sources and were accepted as true and correct. The reserve classifications used in this evaluation conform to the criteria as defined by the Society of Petroleum Engineers and are included in Attachment A to this letter. These reserve estimates are predicated on the laws, regulations, taxes and policies in effect on the date of the evaluation, and no changes have been considered. All reserve estimates represent my best professional engineering judgment based on the data provided to me by Voyager at the time of the preparation of this report. It should be realized that the reserves actually recovered, the revenue generated from them and the actual costs incurred could be more or less than the estimated amounts.

        Hohn Engineering PLLC is an independent petroleum engineering firm with respect to Voyager. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were evaluated. The author is a registered professional petroleum engineer in the states of Montana and North Dakota.

        We have provided Voyager with a digital copy of the original reserves evaluation report. In the event there are any differences between the digital version included in filings made by Voyager and the original reserves report, the original signed report shall control and supersede the digital version.

        If there are questions, or you need additional information, please advise. Thank you for the opportunity to perform this work for you.

Sincerely,

/s/ THOMAS K. HOHN Thomas K. Hohn Registered Professional Petroleum Engineer Montana 4303PE North Dakota PE 5886

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  Exhibit 99.1
Report of Hohn Engineering, PLLC
Voyager Oil & Gas, Inc. Effective Date December 31, 2010